

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 5, 2023

Michael White
Chief Financial Officer
Piedmont Lithium Inc.
32 North Main Street, Suite 100
Belmont, North Carolina
28012

> **Re: Piedmont Lithium Inc.**
> **Form 10-KT for the Fiscal Year ended December 31, 2021**
> **Filed February 28, 2022**
> **File No. 001-38427**

Dear Michael White:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation